CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Statement of Financial Condition
as of December 31, 2024
and Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Charles Schwab & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Schwab Way
(No. and Street)

Westlake	Texas	76262
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Cowan	(720) 418-3627	aaron.cowan@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta St.
Suite 400
Denver, CO 80202 USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Charles Schwab & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Charles Schwab & Co., Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, during the year, TD Ameritrade, Inc. and TD Ameritrade Clearing, Inc. transferred all remaining customer accounts and associated net assets to the Company. The financial statement and the related notes are presented as if the transfer occurred on January 1, 2024. Our opinion is not modified with respect to this matter.

Deloitte & Touche

February 27, 2025

We have served as the Company's auditor since 1976.

CHARLES SCHWAB & CO., INC.

Statement of Financial Condition

(In Millions, Except Per Share and Share Amounts)

		December 31, 2024
Assets		
Cash and cash equivalents	$	5,473
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $10,075)		37,318
Receivables from brokers, dealers, and clearing organizations		2,407
Receivables from brokerage clients — net		85,603
Equipment, office facilities, and property — net		1,837
Goodwill		10,795
Acquired intangible assets — net		7,642
Other assets		5,806
Total assets	$	156,881
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations	$	13,332
Payables to brokerage clients		101,019
Accrued expenses and other liabilities		10,423
Short-term borrowings		500
Total liabilities		125,274
Stockholder's equity:		
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued		—
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding		—
Additional paid-in capital		24,953
Retained earnings		6,654
Total stockholder's equity		31,607
Total liabilities and stockholder's equity	$	156,881

See Notes to Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

1.   Organization and Nature of Business

Charles Schwab & Co., Inc. ("CS&Co," "we," "us," "our," or "the Company") is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). CSC engages, through its subsidiaries (collectively referred to as "Schwab"), in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services. CS&Co is a securities broker-dealer with over 380 domestic branch offices in 48 states and the District of Columbia, as well as a branch in Puerto Rico. In addition, CS&Co serves clients in the United Kingdom, Hong Kong, and Singapore through other subsidiaries of CSC.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and as a registered investment advisor with the SEC. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. CS&Co is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), Nasdaq Stock Market, Cboe EDGX Exchange, Inc., and MEMX LLC. In addition to the SEC, our primary regulators are FINRA, and, for municipal securities, the MSRB.

Reclassifications: Beginning in 2024, receivables from brokers, dealers, and clearing organizations and payables to brokers, dealers and clearing organizations are presented separately from other assets and accrued expenses and other liabilities, respectively, in the statement of financial condition. Corresponding presentation changes have been made to the related notes also impacted.

Segment Information

CS&Co consists of a single reportable segment that comprises the entire entity. The accounting policies of the segment are the same as those described in Note 2. CS&Co's chief operating decision makers (CODMs) are the Principal Financial Officer and Principal Operations Officer. The CODMs review CS&Co's net income to allocate resources and assess performance. Additionally, the CODMs use excess net capital (see Note 17), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

Common-Control Transaction – Ameritrade Client Conversion

In May 2024, as part of Schwab's integration of Ameritrade Holding LLC (Ameritrade Holding) and its consolidated subsidiaries (collectively referred to as Ameritrade), Schwab completed the final client account conversions to CS&Co from TD Ameritrade, Inc. and TD Ameritrade Clearing, Inc. (TDAC) (collectively "the Ameritrade broker-dealers"). The final conversion of Ameritrade client accounts to CS&Co is considered a common-control transaction, resulting in a change in reporting entity as defined in Accounting Standards Codification (ASC) 805 *Business Combinations* (ASC 805). Accordingly, these financial statements include retrospective adjustments to reflect the financial condition of CS&Co and the Ameritrade broker-dealers as a consolidated, combined entity, as if the 2024 conversion of client accounts occurred as of January 1, 2024. Related intercompany balances and transactions among CS&Co, TD Ameritrade, Inc., and TDAC have been eliminated in the financial statements.

The following table presents the impacts to the Company's opening statement of financial condition due to the change in reporting entity that resulted from the final 2024 Ameritrade client account conversions.

This table includes: 1) the statement of financial condition as of December 31, 2023 as previously reported in the Company's prior-year financial statements; 2) adjustments made as a result of the change in reporting entity to combine the beginning financial position of CS&Co with the Ameritrade broker-dealers; and 3) the resulting retrospectively adjusted statement of financial condition of the Company.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

December 31, 2023 (beginning balances as of January 1, 2024)	Before Adjustments Due to Change in Reporting Entity (Previously Reported)		Retrospective Adjustments		Retrospectively Adjusted	
Assets						
Cash and cash equivalents	$	887	$	3,258	$	4,145
Cash and investments segregated and on deposit for regulatory purposes		21,481		9,311		30,792
Receivables from brokers, dealers, and clearing organizations		5,701		(2,388)		3,313
Receivables from brokerage clients — net		51,118		17,762		68,880
Equipment, office facilities, and property — net		2,122		—		2,122
Goodwill		9,189		1,606		10,795
Acquired intangible assets — net		6,911		1,248		8,159
Other assets		5,537		428		5,965
Total assets	$	102,946	$	31,225	$	134,171
Liabilities and Stockholder's Equity						
Payables from brokers, dealers, and clearing organizations	$	7,600	$	(955)	$	6,645
Payables to brokerage clients		60,399		23,829		84,228
Accrued expenses and other liabilities		10,021		623		10,644
Short-term borrowings		950		700		1,650
Total liabilities		78,970		24,197		103,167
Stockholder's equity:						
Preferred stock		—		—		—
Common stock		—		—		—
Additional paid-in capital		20,980		(3,304)		17,676
Retained earnings		2,996		10,332		13,328
Total stockholder's equity		23,976		7,028		31,004
Total liabilities and stockholder's equity	$	102,946	$	31,225	$	134,171

2.   Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Certain estimates relate to taxes on income and legal and regulatory reserves. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, CS&Co maintains cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated and on deposit for regulatory purposes include certificates of deposit, U.S. government securities, and

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

securities purchased under agreements to resell (resale agreements). Certificates of deposit and U.S. government securities are recorded at fair value. Resale agreements are accounted for as collateralized financing transactions with a receivable recorded at their contractual amounts plus accrued interest. Under these resale agreements, the Company obtains collateral, typically U.S. government and agency securities, with a market value equal to or in excess of the principal amount loaned and the interest accrued. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization.

CS&Co applies the practical expedient based on collateral maintenance provisions under ASC 326 *Financial Instruments – Credit Losses*, in estimating an allowance for credit losses for resale agreements. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any unsecured margin loans, including the accrued interest on such loans, no later than at 90 days past due. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

Other securities owned and securities sold but not yet purchased

Other securities owned and securities sold but not yet purchased are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data. Client-held fractional shares are included in other securities owned for client positions where off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing,* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

Securities borrowed and securities loaned

Securities borrowing and lending transactions are accounted for as collateralized financing transactions. Securities borrowed transactions typically require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in receivables from brokers, dealers, and clearing organizations on the statement of financial condition. For securities loaned, the Company typically receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in payables to brokers, dealers, and clearing organizations on the statement of financial condition. In instances where the Company is acting as the lender and receives securities that can be sold or pledged as collateral, the Company recognizes the collateral received at fair value and the obligation to return the collateral in the statement of financial condition. The market value of securities borrowed and loaned is monitored and collateral is adjusted to ensure full collateralization. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

All equipment types and furniture	3 to 10 years
Buildings	40 years
Building and land improvements	20 years
Software	3 to 10 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if shorter than the estimated useful life.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

Leases primarily consist of operating leases for corporate offices, branch locations, and server equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. The Company has also elected to not record leases acquired in a business combination on the statement of financial condition if the remaining term as of the acquisition date is 12 months or less. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. At the commencement date, the Company determines classification as either an operating lease or finance lease, and the ROU asset and lease liability are recognized based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

and are expensed in the period incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for that class of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

The ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable. In certain situations, the Company may also abandon a lease prior to the end of its lease term. Once the Company has committed to a plan to abandon the lease, the amortization period of the ROU asset is shortened to the abandonment date.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in CSC's consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period such changes are enacted. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, other securities owned, which are included in other assets, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes, and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amounts recorded.

Liabilities measured at fair value on a recurring basis include securities sold but not yet purchased, repurchase liabilities related to client-held fractional shares of equities, ETFs, and other securities, which are included in other assets on the statement of financial condition (see Other securities owned and securities sold but not yet purchased above in this Note 2 for the treatment of client-held fractional shares). The fair values of securities sold but not yet purchased are based on quoted market prices or other observable market data. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. The Company's liabilities to repurchase client-held fractional shares do not have credit risk. The repurchase liabilities are included in accrued expenses and other liabilities on the statement of financial condition.

New Accounting Standards

Adoption of New Accounting Standards

Standard	Description	Date of Adoption	Effects on the Financial Statements or Other Significant Matters
Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"	Requires annual and interim disclosure of significant segment expenses that are provided to the CODM and included in segment profit or loss. Also requires disclosure of the CODM's title and position and how the CODM uses reported segment profit or loss information in assessing segment performance and allocating resources. All required segment disclosures will be presented both on an interim and annual basis. Adoption requires retrospective application as of the earliest comparative period presented in the financial statements.	January 1, 2024 (applied to the annual financial statements for 2024 and interim periods thereafter)	The Company adopted this guidance on January 1, 2024 on a retrospective basis for all periods presented. The impact of adoption was the additional segment disclosures included in Note 1.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Financial Statements or Other Significant Matters
ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"	Expands income tax disclosures, primarily by enhancing the rate reconciliation table and requiring additional disaggregated information about income taxes paid. Adoption allows retrospective or prospective application, with early adoption permitted.	January 1, 2025 (applies to the annual financial statements for 2025 and interim periods thereafter)	The Company does not expect this guidance will have a material impact on its statement of financial condition or related disclosures.

3.   Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2024 are as follows:

Receivables		
Receivables from clearing organizations	$	1,655
Securities borrowed		695
Receivables for securities failed to deliver		40
Other receivables from broker-dealers		17
Receivables from brokers, dealers, and clearing organizations	$	2,407
Payables		
Deposits for securities loaned	$	13,068
Payables to clearing organizations		125
Payables for securities failed to receive		102
Other payables to broker-dealers		37
Payables to brokers, dealers, and clearing organizations	$	13,332

See Note 12 for additional information regarding securities lending and borrowing activities.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

4. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2024 are as follows:

Receivables		
Margin loans	$	83,815
Other brokerage receivables		1,788
Receivables from brokerage clients — net [1]	$	85,603
Payables		
Interest-bearing payables	$	91,158
Non-interest-bearing payables		9,861
Payables to brokerage clients	$	101,019

[1] The allowance for credit losses for receivables from brokerage clients was immaterial as of December 31, 2024.

At December 31, 2024, approximately 16% of CS&Co's total client accounts were located in California.

5. Equipment, Office Facilities, and Property

Equipment, office facilities, and property at December 31, 2024 are as follows:

Software	$	3,664
Information technology and telecommunications equipment		1,041
Leasehold improvements		391
Buildings		352
Furniture and equipment		256
Land		44
Other		83
Total equipment, office facilities, and property		5,831
Accumulated depreciation and amortization		(3,994)
Total equipment, office facilities, and property — net	$	1,837

6. Goodwill and Acquired Intangible Assets

Goodwill was $10.8 billion at December 31, 2024. We performed an assessment of goodwill for impairment as of our annual testing date, and based on the Company's analysis, we concluded that goodwill was not impaired. There were no indicators that goodwill was impaired after our annual testing date.

Acquired intangible assets at December 31, 2024 are as follows:

	Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
Client relationships	$	9,804	$	(2,168)	$	7,636
Technology		51		(47)		4
Trade names		5		(3)		2
Total acquired intangible assets	$	9,860	$	(2,218)	$	7,642

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

7.   Other Assets

The components of other assets at December 31, 2024 are as follows:

Other securities owned at fair value [1]	$	2,304
Receivables — interest, dividends and other		1,198
Operating lease ROU assets		574
Customer contract receivables [2]		514
Capitalized contract costs		483
Contract assets — net		216
Receivables from affiliates		122
Other		395
Total other assets	$	5,806

[1] Includes fractional shares held in client brokerage accounts. Corresponding repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities on the statement of financial condition. See also Notes 2 and 8.
[2] Represents receivables from contracts with customers within the scope of ASC 606.

Capitalized contract costs

Capitalized contract costs relate to incremental costs of obtaining a contract with a customer, including sales commissions paid to employees for obtaining contracts with clients, and are presented in the table above.

Contract assets

Contract assets relate to the buy down of fixed-rate obligation amounts pursuant to the IDA agreement, and are presented in the table above.

8.   Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2024 are as follows:

Bank overdrafts	$	3,370
Repurchase liabilities [1]		2,195
Deferred tax liabilities — net		1,273
Accrued compensation and employee benefits		1,214
Operating lease liabilities		707
Current taxes payable		503
Payables to affiliates		258
Other		903
Total accrued expenses and other liabilities	$	10,423

[1] This represents the liabilities related and equal to the fractional shares held in client brokerage accounts and included in other securities owned at fair value in other assets on the statement of financial condition. See also Notes 2 and 7.

Exit and Other Related Costs

Integration of Ameritrade

Schwab completed its acquisition of Ameritrade effective October 6, 2020 and integration work concluded during 2024, including completion of the final client account transition group from the Ameritrade broker-dealers to CS&Co in May 2024 and, thereafter, completion of overall integration work including decommissioning of duplicative platforms.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

As of December 31, 2024, CS&Co had a liability for exit and other costs related to the integration of $8 million included in accrued expenses and other liabilities on the statement of financial condition.

The integration of Ameritrade is complete and the exit and other related liabilities as of December 31, 2024 are anticipated to be paid in early 2025.

Other

When significant progress had been made in the integration of Ameritrade, Schwab undertook incremental actions beginning in 2023 to streamline its operations to prepare for post-integration, including through position eliminations and decreasing its real estate footprint. Certain of these actions impacted CS&Co.

Actions under this restructuring plan have been completed and there are no remaining exit and other related liabilities as of December 31, 2024.

9. Borrowings

CS&Co maintains a $15.0 billion credit facility with CSC which is scheduled to expire in December 2025. Borrowings under this facility do not qualify as regulatory capital for CS&Co. There were no amounts drawn under this facility at December 31, 2024.

To manage our regulatory capital requirement, we maintain a $1.5 billion subordinated revolving credit facility with CSC. Subordinated borrowings are included in our net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors, and to the extent that these borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid (see Note 17). The facility is available for general corporate purposes and is scheduled to expire in March 2028. There were no amounts drawn under this facility at December 31, 2024.

To manage short-term liquidity, we maintain unsecured uncommitted lines of credit with various external banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to us. There were no borrowings outstanding under these lines at December 31, 2024. CS&Co also maintains secured uncommitted lines of credit with external banks, under which CS&Co may borrow on a short-term basis and pledge either client margin securities or firm securities as collateral, based on the terms of the agreements, under which there was $500 million outstanding at December 31, 2024.

10. Leases

The following table details the amounts and locations of lease assets and liabilities on the statement of financial condition:

Leases	Statement of Financial Condition Classification	December 31, 2024
Assets:		
Operating lease ROU assets	Other assets	$ 574
Finance lease ROU assets	Equipment, office facilities, and property — net	47
Liabilities:		
Operating lease liabilities	Accrued expenses and other liabilities	$ 707
Finance lease liabilities	Accrued expenses and other liabilities	49

The following tables present supplemental operating lease information as of December 31, 2024:

Lease Term and Discount Rate	Operating Leases
Weighted-average remaining lease term (years)	5.26
Weighted-average discount rate	4.23%

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

Maturity of Lease Liabilities	Operating Leases
2025	$ 218
2026	161
2027	130
2028	77
2029	57
Thereafter	152
Total lease payments [1]	795
Less: Interest	88
Present value of lease liabilities	$ 707

[1] Lease payments exclude $33 million of legally binding minimum lease payments for leases signed, but not yet commenced. These leases will commence in 2025 with lease terms of 10 to 11 years.

11.   Commitments and Contingencies

Guarantees and indemnifications: CS&Co has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation – a clearing house that establishes margin requirements on these transactions. We satisfy the margin requirements of these transactions through pledging certain client securities. For additional information on these pledged securities, refer to Note 12. In connection with its securities lending activities, CS&Co is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

CS&Co also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. CS&Co's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

IDA agreement: On May 4, 2023, CSC and certain of its subsidiaries, including CS&Co, executed the Second Amended and Restated Insured Deposit Account Agreement (the IDA agreement) with TD Bank USA, National Association and TD Bank National Association (together, the TD Depository Institutions). In accordance with the IDA agreement, cash held in eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. The IDA agreement also specifies responsibilities, including certain contingent obligations, of CS&Co and certain affiliates going forward. Additionally, CS&Co and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which CS&Co and certain affiliates receive an aggregate monthly fee.

The IDA agreement term to sweep balances to the TD Depository Institutions is in effect through July 1, 2034, and requires that Schwab maintain minimum and maximum IDA balances as follows:

- Through September 10, 2025, Schwab must maintain minimum balances above the total of then-outstanding unmatured fixed-rate obligation amounts, with a maximum of $30 billion above this total amount. During this period, withdrawals of IDA balances by Schwab are generally permitted only to the extent of withdrawals initiated by customers, with limited exceptions, except to the extent necessary for Schwab to maintain balances below the applicable maximum.

- After September 10, 2025, withdrawals of IDA balances are permitted at Schwab's discretion, subject to an obligation to maintain IDA balances above a minimum of $60 billion, with a maximum of $90 billion.

Designation of deposit balances for investment in fixed- or floating-rate instruments under the IDA agreement is at Schwab's sole discretion with certain limitations on the amount of fixed-rate obligation amounts. If IDA balances decline below the required IDA balance minimum as described above, Schwab would be required to make a nonperformance payment to the TD Depository Institutions pursuant to the terms of the IDA agreement.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

Pursuant to the IDA agreement, in 2023, Schwab opted to buy down $5.0 billion of fixed-rate obligation amounts, incurring market-based fees of $249 million, which were capitalized as contract assets and included in other assets on the statement of financial condition. For additional information on these contract assets, see Note 7.

As of December 31, 2024, the total ending IDA balance was $87.6 billion, of which $66.6 billion was fixed-rate obligation amounts and $21.0 billion was floating-rate obligation amounts.

Legal contingencies: CS&Co is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

CS&Co believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Corrente Antitrust Litigation: On June 6, 2022, CSC was sued in the U.S. District Court for the Eastern District of Texas on behalf of a putative class of customers who purchased or sold securities through CS&Co or TD Ameritrade, Inc. from October 26, 2020 to the present. The lawsuit alleges that CSC's acquisition of Ameritrade violated Section 7 of the Clayton Act because it has resulted in an anticompetitive market for the execution of retail customer orders. Plaintiffs seek unspecified damages, as well as injunctive and other relief. A motion by Schwab to dismiss the lawsuit was denied by the court on February 24, 2023. On December 12, 2024, the parties filed a joint stipulation proposing a settlement of the lawsuit on a class basis under which defendants would commit to certain non-monetary undertakings and payments of plaintiffs' attorneys' fees and costs in an amount that would be immaterial. Approval of the settlement remains pending with the court.

Other Matters: CS&Co has been responding to inquiries from the SEC in relation to a publicly reported, industry-wide sweep related to record retention and the use of unauthorized messaging channels. The Company had accrued an immaterial amount in anticipation of a settlement with the SEC to resolve its inquiry, which was finalized and announced on January 13, 2025.

12.   Financial Instruments Subject to Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. CS&Co also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. The collateral provided under these resale agreements is utilized to meet obligations under broker-dealer client protection rules, which place limitations on our ability to access such segregated securities. For CS&Co to repledge or sell this collateral, we would be required to deposit cash and/or securities of an

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

equal amount into our segregated reserve bank accounts in order to meet our segregated cash and investments requirement. CS&Co's resale agreements as of December 31, 2024 were not subject to master netting arrangements.

Securities lending: CS&Co loans brokerage client securities temporarily to other broker-dealers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event a counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. CS&Co mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of cash to us. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $674 million at December 31, 2024. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

The following table presents information about our resale agreements, securities lending, and other activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2024.

	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets						
Resale agreements [1]	$ 10,075	$ —	$ 10,075	$ —	$ (10,075) [2]	$ —
Securities borrowed [3]	695	—	695	(617)	(77)	1
Total	$ 10,770	$ —	$ 10,770	$ (617)	$ (10,152)	$ 1
Liabilities						
Securities loaned [4]	$ 13,068	$ —	$ 13,068	$ (617)	$ (11,795)	$ 656
Secured short-term borrowings [5]	500	—	500	—	(500)	—
Total	$ 13,568	$ —	$ 13,568	$ (617)	$ (12,295)	$ 656

[1] Included in cash and investments segregated and on deposit for regulatory purposes in the statement of financial condition.
[2] Actual collateral was greater than or equal to the value of the related assets. At December 31, 2024, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $10.3 billion.
[3] Included in receivables from brokers, dealers, and clearing organizations in the statement of financial condition.
[4] Included in payables to brokers, dealers, and clearing organizations in the statement of financial condition. Securities loaned are predominantly comprised of equity securities held in client brokerage accounts. At December 31, 2024, $8.8 billion of securities loaned had overnight and continuous remaining contractual maturities and $4.3 billion of securities loaned had contractual maturities of 35 - 95 days. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2024.
[5] Included in short-term borrowings in the statement of financial condition. See below for collateral pledged and Note 9 for additional information.

Client trade settlement: CS&Co is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally one business day after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

Margin lending: Clients with margin loans have agreed to allow CS&Co to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2024:

Fair value of client securities available to be pledged	$	116,258
Fair value of securities pledged for:		
Fulfillment of requirements with the Options Clearing Corporation [1]	$	24,011
Fulfillment of client short sales		5,179
Securities lending to other broker-dealers		12,282
Collateral for secured short-term borrowings		618
Total collateral pledged	$	42,090

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $105 million as of December 31, 2024. In addition, the Company had pledged $5.2 billion of client margin securities for regulatory purposes with a banking affiliate as of December 31, 2024.

[1] Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

13.   Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2024.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 5,030	$ —	$ —	$ 5,030
Total cash equivalents	5,030	—	—	5,030
Investments segregated and on deposit for regulatory purposes:				
U.S. government securities	—	25,740	—	25,740
Total investments segregated and on deposit for regulatory purposes	—	25,740	—	25,740
Other assets:				
Other securities owned:				
Equity, corporate debt, and other securities	1,336	73	—	1,409
Mutual funds and ETFs	839	—	—	839
State and municipal debt obligations	—	38	—	38
U.S. government securities	—	18	—	18
Total other securities owned	2,175	129	—	2,304
Total other assets	2,175	129	—	2,304
Total assets	$ 7,205	$ 25,869	$ —	$ 33,074
Accrued expenses and other liabilities	$ 2,161	$ 37	$ —	$ 2,198
Total liabilities	$ 2,161	$ 37	$ —	$ 2,198

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2024:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 443	$ 443	$ —	$ —	$ 443
Cash and investments segregated and on deposit for regulatory purposes	11,513	1,498	10,015	—	11,513
Receivables from brokers, dealers, and clearing organizations	2,407	—	2,407	—	2,407
Receivables from brokerage clients — net	85,572	—	85,572	—	85,572
Other assets	12	—	12	—	12
Liabilities					
Payables to brokers, dealers, and clearing organizations	$ 13,332	$ —	$ 13,332	$ —	$ 13,332
Payables to brokerage clients	101,019	—	101,019	—	101,019
Short-term borrowings	500	—	500	—	500

14.   Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

As described in Note 1, these financial statements present CS&Co, TD Ameritrade, Inc., and TDAC as a consolidated combined entity. The discussion herein reflects this presentation.

Bank Sweep: The Company offers a cash feature for certain brokerage accounts that automatically sweeps uninvested cash balances in client brokerage accounts to deposit accounts at CSC's banking subsidiaries. The banking subsidiaries pay interest to customers on these deposit accounts, and the accounts are FDIC-insured up to specified limits per depositor, per bank. The affiliated banks pay the Company a per account, monthly, flat fee for administrative services in support of the operation of the bank sweep program. At December 31, 2024, the Company had a receivable for the overnight settlement of certain of the sweep deposit accounts from the affiliated banks of $81 million.

Service Provided to and Received from Affiliates: Pursuant to service agreements and other relationships with CSC and its subsidiaries, CS&Co provides a variety of administrative, technology, and other support services to affiliates. In exchange for providing these services, CS&Co charges affiliates service fees, and CS&Co also receives services from affiliates and makes payments to affiliates for those services. Total receivables from affiliates for these arrangements were $41 million at December 31, 2024 and are included in other assets. Total payables to affiliates for these arrangements were $258 million at December 31, 2024 and are included in accrued expenses and other liabilities. The facilitation of client transactions with affiliates can also result in immaterial receivable or payable balances with related parties, based on the timing of settlement. Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Schwab Funds® and Schwab ETFs: CS&Co recognizes receivables related to revenue earned from the Schwab Funds and Schwab ETFs. At December 31, 2024, CS&Co had a related receivable for these fees from the Schwab Funds and Schwab ETFs of $9 million, which is included in other assets. Additionally, as a result of clearing certain client transactions with proprietary money market funds, CS&Co had receivables of $19 million at December 31, 2024, which are included in other assets.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

15. Employee Incentive and Retirement Plans

Employees and directors of CS&Co participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to CSC employees and non-employee directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. On May 17, 2022, stockholders approved the 2022 Stock Incentive Plan which, among other things, increased the number of shares of common stock available for issuance to 113 million, plus up to 150 million shares from outstanding awards from predecessor stock incentive plans that expire, are forfeited or cancelled, or that are reacquired by CSC after May 17, 2022. At December 31, 2024, CSC was authorized to grant up to 105 million common shares under its existing stock incentive plans. Additionally, at December 31, 2024, CSC had 23 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2024, CSC had $332 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2028 with a remaining weighted-average service period of 0.4 years for stock options, 1.8 years for restricted stock units without performance conditions, and 0.2 years for performance-based restricted stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	16	$ 52.50	5.04	$ 358
Vested and expected to vest at December 31, 2024	16	$ 52.44	5.02	$ 357
Vested and exercisable at December 31, 2024	11	$ 45.98	3.65	$ 325

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on CSC's stock options granted and exercised for the year ended December 31, 2024 is presented below:

Weighted-average fair value of options granted per share	$ 19.08
Cash received from options exercised	84
Tax benefit realized on options exercised	17
Aggregate intrinsic value of options exercised	98

CSC's management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. CSC's management uses historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

The assumptions used to value the options granted during 2024 and their expected lives were as follows:

Weighted-average expected dividend yield	1.70%
Weighted-average expected volatility	30%
Weighted-average risk-free interest rate	3.9%
Expected life (in years)	4.1 - 5.2

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period and are restricted from transfer or sale until vested. Restricted stock units without performance conditions generally vest annually over a one- to four-year period, while performance-based restricted stock units generally cliff vest over a three-year period and also require CSC to achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The fair value of the restricted stock units that vested during 2024 was $281 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units Without Performance Conditions (in millions)	Performance-Based Restricted Stock Units (in millions)	Total Number of Restricted Stock Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2024	8	2	10 $	72.10

Retirement Plan

Employees of CS&Co can participate in CSC's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Financial Consultant Career Achievement Plan

CSC's financial consultant career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible financial consultants. A financial consultant is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age, and client transitioning requirements. Allocations to the plan are calculated annually based on performance levels achieved and eligible compensation, and are subject to general creditors of Schwab. Among other conditions, full vesting occurs when a financial consultant reaches 60 years of age and has at least ten years of service with CSC.

The following table presents CSC's projected benefit obligation as of December 31, 2024:

Projected benefit obligation at end of year [1]	$	134

[1] This amount is recognized as a liability on CSC's consolidated balance sheet.

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

16. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2024 are detailed below:

Deferred tax assets:	
Section 174 capitalization associated with internal-use software development	$ 458
Employee compensation, severance, and benefits	200
Operating lease liabilities	174
Reserves and allowances	45
Net operating loss carryforwards	2
Other	29
Total deferred tax assets	908
Valuation allowance	(13)
Deferred tax assets — net of valuation allowance	895
Deferred tax liabilities:	
Amortization of acquired intangible assets	(1,668)
Capitalized internal-use software development costs	(167)
Operating lease ROU assets	(142)
Equipment, office facilities, and property	(68)
Capitalized contract costs	(115)
Other	(8)
Total deferred tax liabilities	(2,168)
Deferred tax liabilities — net [1]	$ (1,273)

[1] Amount is included in accrued expenses and other liabilities on the statement of financial condition at December 31, 2024.

Unrecognized tax benefits totaled $242 million as of December 31, 2024, $211 million of which if recognized, would affect the annual effective tax rate.

At December 31, 2024, we had accrued approximately $47 million for the payment of interest and penalties.

CSC's consolidated federal income tax returns for 2017 through 2023 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

17. Regulatory Requirements

As a securities broker-dealer, CS&Co is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). CS&Co computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by CS&Co. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2024, 2% of aggregate debit balances was $2.0 billion, which exceeded the minimum dollar requirement of $250,000. At December 31, 2024, CS&Co's net capital was $11.1 billion (10.8% of aggregate debit balances), which was $9.1 billion in excess of its minimum required net capital and $6.0 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2024 totaled $38.2 billion, of which $2 million was for Proprietary Accounts of Broker-Dealers (PAB). We compute a separate reserve requirement for PAB

CHARLES SCHWAB & CO., INC.
Notes to Statement of Financial Condition
(Tabular Amounts in Millions, Except Option Price Amounts, or as Noted)

and segregate a portion of cash to meet this requirement. As of January 3, 2025, the Company had deposited $1.8 billion of cash into its segregated reserve accounts.

18.   Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the date the statement of financial condition was issued. There have been no material subsequent events that have occurred during such period that would require disclosure or recognition.